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CONTACTS:

LORUS THERAPEUTICS INC.                          CANADIAN MEDIA CONTACT:                          US MEDIA CONTACT:
Corporate Communications                         Hugh Mansfield                                   Jennifer Taylor
Grace Tse                                        Mansfield Communications Inc.                    Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                    Tel:  (416) 599-0024                             Tel:  (212) 370-5045
Email:ir@lorusthera.com                          Email:  hugh@mcipr.com                           E-mail:  jennifer@mcipr.com
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       LORUS THERAPEUTICS ANNOUNCES THIRD CLINICAL TRIAL WITH GTI-2040 IN
              COOPERATION WITH THE U.S. NATIONAL CANCER INSTITUTE

    -GTI-2040 in combination with docetaxel for the treatment of lung cancer-


TSX:              LOR
OTC BB:           LORFF

TORONTO, SEPTEMBER 15, 2003 - Lorus Therapeutics announced today that approval has been obtained from Health Canada for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (NSCLC), as part of a Phase II clinical program of GTI-2040 in collaboration with the U.S. National Cancer Institute (NCI). The study will be conducted under the direction of Dr. Natasha Leighl at Princess Margaret Hospital in Toronto, a leading clinical and research centre for cancer.

Additional leading oncology centres and investigators participating in this study include the Ottawa Regional Cancer Centre (Dr. Scott Laurie), Hamilton Regional Cancer Centre (Dr. Peter Ellis), and London Regional Cancer Centre (Dr. Mark Vincent).

The study is supported by the Cancer Therapy Evaluation Program (CTEP), an NCI agency that is providing both program coordination and financial sponsorship as part of its mission to support the development of novel anticancer agents.

"Inclusion of lung cancer in the GTI-2040 clinical program in cooperation with the U.S. NCI and leading Canadian oncology clinical research centres is an excellent opportunity to apply our strategy of combining GTI-2040 with established chemotherapeutic regimens without increasing the toxicity profile," said Dr. Jim Wright, chief executive officer, Lorus. "We are pleased to be working with leading oncologists on the development of GTI-2040 in this indication"

Advanced NSCLC, the most common form of lung cancer, is incurable and median survival with current treatments ranges from 8 to 10 months. Based on National Cancer Institute of Canada and American Cancer Society statistics for 2002, it is estimated that 189,000 North Americans will be diagnosed with lung cancer and 173,000 will die from the disease this year.

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While advancements in combination therapies have improved the one year survival rate in lung cancer patients from 25 per cent to greater than 30 per cent, there is a clear need for novel combination treatments to further improve lung cancer outcomes.

Lorus also recently announced the expansion of GTI-2040 into two additional NCI-sponsored studies. One in Acute Myeloid Leukemia is being conduced at Ohio State University Medical Center in Columbus, Ohio under the direction of Dr. Guido Marcucci. Dr. Helen Chew of the University of California Davis Cancer Center is conducting the second study, in advanced breast cancer. The NCI is financially sponsoring this series of Phase II clinical trials to investigate the safety and efficacy of GTI-2040 in six different cancer indications.

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, a malignant determinant that is elevated in a wide range of tumors and which can cooperate with a variety of other cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 was chosen for combination with docetaxel, an established agent for treatment of lung cancer, based on preclinical data providing significant activity against NSCLC as a single agent, potential synergy with taxanes in preclinical models, and low toxicity observed as a single agent in a Phase I clinical trial.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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